Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-T

(Rule 14d-100)

LONGBOARD PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

LANGKAWI CORPORATION
A Wholly Owned Subsidiary of

LUNDBECK LLC
An Indirect Wholly Owned Subsidiary of

H. LUNDBECK A/S
(Names of Filing Persons (Offerors))

Table 1-Transaction Valuation

	Transaction Valuation*	Fee Rate	Amount of Filing Fee**
Fees to Be Paid	$2,660,053,106.91	0.00015310	$407,254.13
Fees Previously Paid	$0		$0
Total Transaction Valuation	$2,660,053,106.91
Total Fees Due for Filing			$0
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$407,254.13

____________________________________________________________

* Estimated solely for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding (i) the product of (A) 39,045,703 shares of voting and non-voting common stock, par value $0.0001 per share (the “Shares”) of Longboard Pharmaceuticals, Inc., a Delaware corporation (“Longboard”), issued and outstanding, and (B) the offer price of $60.00 per Share (the “Offer Price”); (ii) the product of (A) 6,097,499 Shares subject to issuance pursuant to stock options granted and outstanding and (B) $48.09, which is the difference between the Offer Price and $11.91, the weighted average exercise price of such options; and (iii) the product of (A) 401,370 Shares subject to restricted stock units granted pursuant to Longboard equity plans and (B) the Offer Price. The foregoing share figures have been provided by Longboard and are as of October 25, 2024, the most recent practicable date.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Section 6(b) Filing Fee Rate Advisory for Fiscal Year 2025 beginning on October 1, 2024, issued August 20, 2024, by multiplying the transaction value by 0.00015310.